UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concorde Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19500 Victor Parkway, Suite 550
(No. and Street)

Livonia	Michigan	48152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Hofer — 248-824-6708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kathleen Hofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concorde Investment Services, LLC of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christian Michael Thomas Roberts
Notary Public, State of Michigan
County of Oakland
My Commission Expires 01-13-2021
Acting in the County of Oakland

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

F0R THE YEAR ENDED DECEMBER 31, 2020

CONCORDE INVESTMENT SERVICES, LLC

Financial Statements
and Supplementary Information

December 31, 2020

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

Opinion on the Financial Statements
We have audited the accompanying financial statements of Concorde Investment Services, LLC, which comprise the balance sheet as of December 31, 2020 and the related statements of income, member's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2020 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Concorde Investment Services, LLC's management. Our responsibility is to express an opinion on Concorde Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Concorde Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The supplementary information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of Concorde Investment Services, LLC's financial statements. The supplemental information is the responsibility of Concorde Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Concorde Investment Services, LLC's auditor since 2010.
Roseville, Michigan
March 26, 2021

BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Cash	$	6,722,021
Accounts receivable:		
Brokers, dealers and clearing organizations		1,723,858
Deposit - clearing organizations		75,012
Parent company		—
Related party		4,002
Other		801,106
Prepaid expenses		2,538,444
Right of use assets		275,351
TOTAL ASSETS	$	12,139,794

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	64,198
Accrued commissions		2,192,542
Other accrued expenses		2,449,615
Amount due to parent company		689,800
Amount due to related party		—
Deferred fees		194,363
Lease obligations		275,351
Total Liabilities		5,865,869

MEMBER'S EQUITY

Member's equity		6,273,925
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,139,794

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenue:		
Commissions – Alternative investments	$	18,979,433
Commissions – Variable annuities		3,466,347
Commissions – Mutual funds		759,922
Commissions – Clearing firm		452,425
Commissions – Variable universal life insurance		159,051
Commissions – 529 plans		102,584
Due diligence fees		3,973,538
Clearing firm revenue		161,765
Other revenue		722,291
Interest & miscellaneous		31,410
Total revenue		28,808,766
Commissions and clearing charges:		
Commissions paid		21,959,579
Clearing charges		110,794
Total commissions and clearing charges		22,070,373
Gross profit from operations		6,738,393
Sales, general and administrative expenses		4,650,943
Income before provision for income taxes		2,087,450
Provision for taxes:		
Federal income tax		376,430
State taxes		33,111
Total provision for taxes		409,541
NET INCOME	$	1,677,909

See accompanying notes.

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 4,096,016
Net income	1,677,909
Additional capital paid in	500,000
Distributions to member	—
Balance at December 31, 2020	$ 6,273,925

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,677,909
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivables	(	970,759)
Prepaid expenses	(	1,640,538)
Accounts payable and accrued expenses		2,365,084
Deferred fees	(	8,685)
Total adjustments	(	254,898)
Net cash provided by operating activities		1,423,011
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital paid in		500,000
Net cash provided by financing activities		500,000
NET INCREASE IN CASH		1,923,011
Cash and cash equivalents – Beginning of year		4,799,010
Cash and cash equivalents – End of year	$	6,722,021

See accompanying notes.

NOTE 1 – ORGANIZATION

Concorde Investment Services, LLC (the "Company") is a securities broker-dealer organized as a limited liability company. The Company received its articles of organization from the State of Michigan in July 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc (Parent Company).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income. Also see Note 7.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable approximated $1,724,000 and $1,451,000 as of December 31, 2020 and 2019, respectively. Contract assets were not material as of December 31, 2020 and 2019. Contract liabilities approximated $2,193,000 and $1,466,000 as of December 31, 2020 and 2019, respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2020 is based on a separate return filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2016 or state income tax examinations for years before 2016.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 26, 2021 which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2020 charges for the services provided by Concorde Holdings, Inc. approximated $18,000, and are included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2020, the Company's net capital totaled $1,503,096 which was $1,112,038 in excess of its required net capital of $391,058. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.90 to 1.

NOTE 5 – RIGHT OF USE ASSETS / LEASE OBLIGATIONS

In 2019, the Company adopted ASU 2016-02 (ASC 842), Leases. The Company leases its primary office space. In accordance with ASC 842 the Company recognized a right of use (ROU) asset and the corresponding lease liability at the commencement of the lease. ROU assets and liabilities are recognized on the Company's balance sheet at the present value of future lease payments related to the use of the underlying asset(s) during the lease term(s). The Company employs its incremental borrowing rate as the discount rate to determine the present value of future lease payments as the implicit rate in the lease arrangement is not readily determinable. The incremental borrowing rate is based on the rate of interest the Company would incur on a collateralized basis to borrow an amount equivalent to the lease payments under similar terms and in a similar economic environment. The rate is presently being employed for these calculations is 6.0%.

Future minimum lease payments for the Company subsequent the December 31, 2020 are as follows:

Year Ended December 31	Amount
2021	$ 73,167
2022	99,481
2023	102,048
2024	25,672
	300,368
Less imputed interest	(25,017)
Total ROU assets and related lease obligations	$ 275,351

The lease agreement includes escalation clauses for lessor taxes and other operating expenses which will increase future years minimum rental payments.

For the year ended December 31, 2020, the total expense pursuant to the above leases amounted to $128,000.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative payments made to Concorde Holdings, Inc (see Note 3).

NOTE 6 – CONTINGENCIES

At December 31, 2020, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by former registered representatives of the Company. The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

NOTE 6 – CONTINGENCIES (Continued)

During 2020, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its former registered representatives. The settlements approximated $101,200 and are included in sales, general and administrative expenses in the Statement of Operations.

NOTE 7 – COVID -19 PANDEMIC IMPACTS AND RESPONSE

The COVID-19 pandemic has had and will continue to have an impact on the Company's business, financial condition and operations. The full extent of the impact of COVID-19 is still uncertain. The Company implemented various initiatives in order to reduce the impact of the pandemic on the Company's financial condition. As the pandemic continues, the extent of impact on the Company's business, financial condition and results of operations will depend on future developments all of which are uncertain and cannot be predicted.

SUPPLEMENTARY INFORMATION

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$6,273,925
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	6,273,925
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	6,273,925
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	4,770,829
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	1,503,096
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	1,503,096
Net capital requirement	391,058
Excess net capital	$1,112,038

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$5,865,869
Percentage of aggregate indebtedness to net capital	390%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Concorde Investment Services, LLC Part II amended (Unaudited) FOCUS report dated December 31, 2020 and the above calculations.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Concorde Investment Services, LLC and the SIPC, solely to assist you and SIPC in evaluating Concorde Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Concorde Investment Services, LLC's management is responsible for its form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Concorde Investment Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Concorde Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Concorde Investment Services, LLC
19500 Victor Parkway Ste 550
Livonia, MI 48152

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathleen Hofer 248-824-6708

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 34,385

B. Less payment made with SIPC-6 filed (**exclude interest**) (14,295)
7/28/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 20,207

H. Overpayment carried forward $(116)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Concorde Investment Services, LLC
(Name of Corporation, Partnership or other organization)

Kathleen Hofer
(Authorized Signature)

Dated the 2nd day of March, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2020
and ending Dec 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 28,808,766
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$ 0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 5,071,440
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 110,794
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Ins Proceeds from Litigation against Ins Co and Overpymt of CE fees from Reps (Deductions in excess of $100,000 require documentation)	$ 695,555
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,307	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	$ 7,307
Total deductions	$ 5,885,096
2d. SIPC Net Operating Revenues	$ 22,923,670
2e. General Assessment @ .0015	$ 34,385
	(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, in which Concorde Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Concorde Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (exemption provisions) and Concorde Investment Services, LLC stated that they met the identified exemption provisions for the year ended December 31, 2020 without exception. Concorde Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concorde Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 26, 2021

Concorde Investment Services, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2020

Concorde Investment Services, LLC Exemption Report

The following statements are made to the best knowledge and belief of Kathleen Hofer as chief financial officer of Concorde Investment Services, LLC:

I, Kathleen Hofer, as the chief financial officer of Concorde Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.
>
> The Company met the identified exemption provisions for the fiscal year ended December 31, 2020 without exception.

I, Kathleen Hofer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Kathleen Hofer CFO

Signature Title

3/22/2021

Date